ClickSoftware Contact:                    Investor Relations Contact:
Noa Schuman                               Marybeth Csaby / Rob Fink
Investor Relations                        KCSA Strategic Communications
+972-3-7659-467                           212-896-1236 / 212-896-1206
Noa.Schuman@clicksoftware.com             mcsaby@kcsa.com / rfink@kcsa.com


         CLICKSOFTWARE PROVIDES AN UPDATE ON 2010 THIRD QUARTER RESULTS

                      Strong Outlook for the Fourth Quarter

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BURLINGTON,  MA, October 11, 2010 - ClickSoftware  Technologies Ltd., (NasdaqGS:
CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced that it anticipates revenues for the third quarter ended September 30, 2010 to be approximately $17.3 million. The Company also estimates that its cash, cash-equivalents, short and long-term investments increased by approximately $6 million during the third quarter, reaching about $48 million as of September 30, 2010.

"While the timing of specific contracts somewhat impacted our third quarter revenues which are anticipated to be 5% to 6% below plan, our business remains strong and we expect to close the gap with revenues of more than $20 million in the fourth quarter. On an annual basis we expect revenues to be in line with our previously stated guidance. We believe that most of the contracts that have been delayed will be booked in the near term. Our projection for the fourth quarter is based on a concrete list of prospects for which the sales process is in advanced stages, as well as repeat orders to fulfill customers' operational needs that we believe will be placed during that quarter," said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "We continue to see strong demand for our products, engage in new substantial partnerships and further develop our strong pipeline," he added.

These preliminary results are based on ClickSoftware's initial analysis of operating results and are subject to change as additional financial information becomes available.

Third Quarter Earnings Release and Conference Call

ClickSoftware will release its third quarter 2010 financial results on Monday, October 25, 2010, during pre-market hours.

The Company will host a conference call and live webcast on the same day, at 9:00 a.m. ET. The earnings release will be available on the Company's website at www.clicksoftware.com prior to the call.

Please call the following dial-in numbers to participate in the call: United States 1-888-668-9141 (international +972-3-918-0610). This call will be webcast live on ClickSoftware's website at http://ir.clicksoftware.com. Please allow 10 minutes prior to the call to visit this site to download and install any necessary audio software.

Following the conclusion of the call, a replay of the webcast will be available on the Company's website. Alternatively, a telephone replay of the call will be available until November 1, 2010 at 11:59 p.m. ET, and may be accessed by dialing: United States 1-888-326-9310 (international +972-3-925-5900).


About ClickSoftware

ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of `continuous planning and scheduling' incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the `W6' concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware's solutions manage over 200,000 resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization.
The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com or follow us on Twitter, the content of which is not part of this press release.


Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. For example, when we discuss our anticipated revenues for the third quarter ended on September 30, 2010 and the increase in our cash, cash-equivalent, short and long term investment during such period, our expectations with respect to revenues, sales and demand in the fourth fiscal quarter, meeting our guidance as to annual revenues and timing of future bookings , we are using forward-looking statements. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.